EXHIBIT 12
CAPSTEAD MORTGAGE CORPORATION
COMPUTATION OF RATIO OF INCOME FROM CONTINUING OPERATIONS (BEFORE FIXED CHARGES) TO COMBINED
FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS
(In thousands, except ratios)
(Unaudited)
Computation of ratio of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends:

	Three Months
	Ended	Year Ended December 31,
	March 31, 2009	2008	2007	2006	2005	2004
Fixed charges	$42,144	$258,453	$275,648	$235,521	$106,909	$44,939
Preferred stock dividends	5,061	20,251	20,256	20,256	20,256	20,259

Combined fixed charges and preferred stock dividends	$47,205	$278,704	$295,904	$255,777	$127,165	$65,198

Fixed charges	$42,144	$258,453	$275,648	$235,521	$106,909	$44,939
Income from continuing operations	42,076	125,923	24,713	3,843	17,195	39,869

	$84,220	$384,376	$300,361	$239,364	$124,104	$84,808

Ratio of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends	1.78:1	1.38:1	1.02:1			1.30:1

Deficiency of income from continuing operations (before fixed charges) to combined fixed charges and preferred stock dividends				$16,413	$3,061